1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 5, 2009

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust

File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a letter dated December 11, 2008, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on the registration statement, filed on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), of PIMCO ETF Trust (the “Registrant”), as filed on November 14, 2008, in connection with the offering of the Registrant’s initial series, PIMCO 1-3 Year U.S. Treasury Index Fund (the “Fund”). The Staff’s comments, along with the Registrant’s responses, are set forth below.

Prospectus

Comment 1: Summary Information, page 3. The disclosure in this section precedes the Risk/Return Summary which begins on page 5 of the prospectus. Please delete this disclosure or move it to a section of the prospectus following the Risk/Return Summary. See General Instruction C.3(a) of Form N-1A.

Response: General Instruction C.3(a) of Form N-1A specifies that the information required by Items 2 and 3 (the Risk/Return Summary) must not be preceded by any other information, except the cover page. The Staff has, however, relaxed this requirement for combined prospectuses. The current format of the Fund’s stand-alone prospectus reflects the general format of other combined prospectuses for funds advised by PIMCO. In such other combined prospectuses, a summary of information about certain important investment characteristics of each fund, as well as a list of the main defined terms, appears before the Risk/Return Summaries. The Registrant believes that maintaining this format in its stand-alone prospectus complements the investor’s familiarity with the standard PIMCO prospectus format and allows investors to

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach     Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC    EUROPE    Brussels    London    Luxembourg    Munich    Paris    ASIA     Beijing    Hong Kong

Brion Thompson May 5, 2009 Page 2

easily compare the Registrant’s fund(s), including the Fund and any future funds, with other funds managed by PIMCO across the various prospectuses.

Furthermore, in the present case, it is anticipated that the Fund will only be offered under a separate stand-alone prospectus for a limited period until the Fund can be integrated into a combined cluster prospectus in connection with the registration and offering of future series of the Registrant.

Comment 2: Principal Investments and Strategies, page 5. Please add disclosure to this section to clarify that substantially all of the fund’s assets will be invested in the Underlying Index. See Investment Company Act Release No. 24828 (Jan. 17, 2001) (adopting release for Rule 35d-1).

Response: As disclosed in the “Principal Investments and Strategies” section, the Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its total assets (exclusive of collateral held from securities lending) in the Component Securities of the Fund’s Underlying Index. The Fund may invest the remainder of its assets in other securities and instruments that are not Component Securities, but which PIMCO believes will help the Fund track its Underlying Index. Therefore, since substantially all of the Fund’s portfolio will consist of securities and instruments which seek to help the Fund track its Underlying Index, the Registrant does not believe the Fund’s name is in any way misleading as contemplated by Section 35(d) or Rule 35d-1 thereunder. The Registrant notes that several other index-tracking exchange-traded funds have similar “80%” investment strategies.1

[1]

See Vanguard Bond Index Funds, Prospectus (Form N-1A), at 6 (Apr. 22, 2008) (stating that at least 80% of the assets of the Vanguard Short-Term Bond ETF will be invested in bonds held in the fund’s underlying index); Vanguard World Fund, Prospectus (Form N-1A), at 1 (Dec. 23, 2008) (stating that at least 80% of the assets of the Vanguard Extended Duration Treasury ETF will be invested in U.S. Treasury securities held in the fund’s underlying index); iShares Trust, Prospectus (Form N-1A), at 2 (Aug. 12, 2008) (stating that the iShares JPMorgan USD Emerging Markets Bond ETF may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in bonds not included in the fund’s underlying index, but which the fund’s adviser believes will help the fund track its underlying index); Claymore Exchange-Traded Fund Trust, Prospectus (Form N-1A), at 33 (Sep. 30, 2008) (stating that the Claymore U.S. Capital Markets Micro-Term Fixed Income ETF will invest at least 80% of its total assets in fixed income securities that comprise the fund’s underlying index and investments that have economic characteristics that are substantially identical to the economic characteristics of the component securities that comprise the fund’s underlying index).

Brion Thompson May 5, 2009 Page 3

Comment 3: Principal Investments and Strategies, page 5. Disclosure in the second sentence of the fourth paragraph states that the fund invests 25% or more of its assets in a particular industry or group of related industries to approximate the Underlying Index’s concentration in the same industry or group of related industries. The reference to industry concentration is inapplicable to the Underlying Index because the U.S. government and its agencies and instrumentalities are not considered an industry for purposes of the fund’s fundamental policy on industry concentration. Therefore, please delete the disclosure.

Response: Comment accepted.

Comment 4: Principal Risks, page 6. Please provide a concise summary of each of the risks that currently are merely identified in this section. See Item 2(c)(1) of Form N-1A.

Response: PIMCO Funds, another series of funds managed by PIMCO, has been using the bullet-point risk disclosure in all of their combined and stand-alone prospectuses since 1999. See, e.g., Letter from Keith T. Robinson, Dechert LLP, to Keith Gregory, SEC Staff, July 23, 1999. The Registrant believes that maintaining this format in its prospectus complements investors’ familiarity with the standard PIMCO prospectus format and allows investors to easily compare the Registrant’s fund(s), including the Fund and any future funds, with other funds managed by PIMCO across the various prospectuses. General Instruction C.1(a) of Form N-1A provides that “[t]he requirements of Form N-1A are intended to promote effective communication between a fund and its prospective investors. A fund’s prospectus should clearly disclose the fundamental characteristics and investment risks of the fund, using concise, straightforward, and easy to understand language. A fund should use document design techniques that promote effective communication.”

The Registrant believes that the bullet-point approach used in the “Principal Risks” section clearly and effectively identifies the principal risks of the Fund and is consistent with the intent of Form N-1A, as evidenced in General Instruction C.1(a). The bullet-points concisely identify for shareholders the types of risks that affect an investment in the Fund and make it easy for shareholders to find the more detailed descriptions of those risks. Once the Registrant launches additional series and utilizes a combined prospectus for the Fund and such future funds, the current bullet point format will allow shareholders to easily compare the principal risks of the Registrant’s various funds at a glance. Further, this approach avoids the over-simplification of risk descriptions that may arise if the Registrant were to attempt to squeeze risk descriptions within the Fund Summary.

Comment 5: Fees and Expenses of the Fund, page 6. Please disclose in a footnote to the fee table the standard creation and redemption transaction fees associated with the purchase or redemption of a Creation Unit.

Brion Thompson May 5, 2009 Page 4

Response: Comment accepted. See footnote 1 to the Fund’s fee table.

Comment 6: Fees and Expenses of the Fund, page 6. Disclosure in the prospectus states that the fund may invest in other investment companies. Please add the sub-caption, Acquired Fund Fees and Expenses, to the Annual Fund Operating Expenses portion of the fee table disclosing the fees and expenses the fund expects to incur indirectly as a result of the fund’s investments in other investment companies. See Instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Registrant complies with Instruction 3(f) to Item 3 of Form N-1A which may require an Acquired Fund Fees and Expenses line item in the fee tables for certain funds investing in “Acquired Funds.” Currently, such a line item is not included in the fee table for the Fund because, other than securities lending collateral, the Registrant expects that any investment in Acquired Funds will not exceed one basis point of the Fund’s average net assets. The Registrant notes that its investment of securities lending collateral in a fund is not subject to inclusion in the calculation of Acquired Fund Fees and Expenses. See “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses” at Question 7.

Comment 7: Fees and Expenses of the Fund, page 6. Please revise footnote (3) to increase to at least one year PIMCO’s contractual agreement to waive its management fee or reimburse a portion of the fund’s expenses. Alternatively, please delete the line items Expense Reduction and Net Annual Fund Operating Expenses from the fee table.

Response: Comment accepted. The contractual fee waiver and/or expense reimbursement will remain in effect through the registration statement’s annual update cycle next year (ending October 31, 2010). The Registrant notes that the expense limitation agreement upon which the fee waiver and/or expense reimbursement is based renews automatically for additional one-year terms, unless PIMCO provides written notice to the Fund of the termination (or non-renewal) of the agreement at least 30 days prior to the end of the then-current term.2 In the event that PIMCO provides such notice of non-renewal, the Registrant will promptly amend its disclosure via a 497 filing.

Comment 8: Management Fee, page 10. Please revise the penultimate paragraph to disclose the period covered by the fund’s annual or semi-annual report to shareholders. See Item 5(a)(1)(iii) to Form N-1A.

2.	The Trust, not PIMCO, is permitted to terminate the agreement upon ninety (90) days’ prior written notice.

Brion Thompson May 5, 2009 Page 5

Response: Comment accepted. The Registrant will revise the disclosure to state: “A discussion of the basis for the Board of Trustees’ approval of the Fund’s investment management agreement will be available in the Fund’s Annual Report to shareholders for the fiscal year ended June 30, 2009.”

Statement of Additional Information

Comment 9: Procedures for Creating Creation Units, page 23. Placement of redemption Orders, page 26. Earlier disclosure states that where the Trust requires Deposit Securities instead of the Cash Component for purchases of a Creation Unit, the investor may request and [the] Trust may also require the substitution of a “cash-in-lieu” amount to replace any Deposit Security of the fund that is a non-deliverable instrument. Disclosure in each of these sections states further that orders to create Creation Units and orders to redeem Creation Units, including “cash-in-lieu” orders, should be received by the fund’s Distributor no later than 2:00 p.m. Eastern time in order to be priced at the fund’s NAV next calculated at the fund’s Closing Time (4:00 p.m. Eastern time). Due to the 2:00 p.m. cut-off, orders received by the Distributor after 2:00 p.m. would be priced the next day and not at the fund’s NAV next calculated at Closing Time of the same day. Please revise the disclosure in each of the above sections where appropriate to clarify that all orders to create or redeem Creation Units will be priced at the fund’s Closing Time (4:00 p.m. Eastern time). See Rule 22c-1 under the Investment Company Act of 1940.

Response: The Registrant has revised the disclosure on pages 23 and 26 (now pages 26 and 29) to indicate, in substance, that only non-standard “cash-in-lieu” orders (i.e. orders to create and redeem Creation Units which request substitution of cash in lieu of securities) generally will not be accepted after 2:00 p.m. Eastern time. The Registrant notes that it has revised its disclosure to clarify that orders to create and redeem Creation Units will typically be in exchange for securities but may be in exchange for cash in lieu of securities. The Registrant has established an earlier cut-off time for cash-in-lieu orders to allow for the additional processing inherent in handling cash-in-lieu orders prior to the market close. For example, when the Fund accepts cash in lieu of Deposit Securities for a creation order, the portfolio manager will purchase additional securities for the Fund’s portfolio prior to that day’s market close. Similarly, when the Fund distributes cash in lieu of Fund Securities for a redemption order, the portfolio manager will sell portfolio securities prior to that day’s market close. The Registrant notes that several other exchange-traded funds have similar earlier cut-off times for cash-in-lieu orders.3

3	See iShares Trust, Statement of Additional Information (Form N-1A), at 82 (Dec. 8, 2008) (stating that the iShares Barclays 1-3 Year Treasury Bond Fund’s cut-off time for creation orders is normally 4:00 p.m., Eastern time but creation orders requesting the substitution of a “cash-in-lieu” amount must be received by 2:00 p.m., Eastern time); PowerShares Exchange-Traded Fund Trust II, Statement of Additional Information (Form N-1A), at 40 (Feb. 29, 2008) (stating that the

Brion Thompson May 5, 2009 Page 6

General Comments

Comment 10: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: Comment acknowledged.

Comment 11: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Comment acknowledged.

Comment 12: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: In the event that the Registrant relies on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, the Registrant will notify the Staff and identify omitted information.

Comment 13: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response: PIMCO, the Fund’s investment manager, together with the Registrant, has submitted an amended and restated application for exemptive relief requesting an order (i) under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act; (ii) under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and (iii) under Section 12(d)(1)(J) granting an exemption from

PowerShares 1-30 Laddered Treasury Portfolio’s cut-off time for creation orders is normally 4:00 p.m., Eastern time but creation orders requesting the substitution of cash to replace any deposit security must be received by 3:00 p.m., Eastern time); Claymore Exchange-Traded Fund Trust, Statement of Additional Information (Form N-1A), at 26-27 (Sept. 30, 2008) (stating that the Claymore U.S. Capital Markets Micro-Term Fixed Income ETF’s cut-off time for creation orders is ordinarily 4:00 p.m., Eastern time but orders requesting the substitution of cash to replace any deposit security must be received by 3:00 p.m., Eastern time).

Brion Thompson May 5, 2009 Page 7

Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, to permit the registration and offering of exchange-traded funds, including the Fund, as described further in the amended and restated application. The Registrant may rely on prior exemptive, interpretive and no-action class relief for fixed income exchange-traded funds. See iShares Trust, SEC No-Action Letter (pub. avail. Apr. 9, 2007). Alternatively, the Registrant may request similar no-action relief from the Staff.

Comment 14: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: This response letter, which accompanies the filing of Pre-Effective Amendment No. 1 pursuant to Rule 472 under the Securities Act, complies with comment 14.

Comment 15: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Comment acknowledged.

*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning its registration statement on Form N-1A and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Douglas P. Dick
Douglas P. Dick

Brion Thompson May 5, 2009 Page 8

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng
Adam T. Teufel

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

May 5, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to the Registrant’s registration statement on Form N-1A filed under the Securities Act of 1933 and Investment Company Act of 1940, as filed on November 14, 2008 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Brent R. Harris
Brent R. Harris
President

cc:	Douglas P. Dick

Adam T. Teufel

J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng